FOR IMMEDIATE RELEASE
JED OIL INC. ANNOUNCES 2007 FIRST QUARTER FINANCIAL RESULTS
(all amounts expressed in U.S. Dollars)
Didsbury, Alberta — Wednesday, May 16, 2007 — JED Oil Inc. (AMEX: JDO) today announced financial results for the first quarter ended March 31, 2007.
Q1, 2007 Compared to Q1, 2006 Highlights
•	Exit production rate was down 62% to 1,150 boe/d from 3,000 boe/d;
•	Revenue decreased 28% to approximately $3.3 million from $4.6 million;
•	Funds from operations decreased to approximately $0.3 million from almost $1.5 million;
•	Average production decreased 27% to 914 boe/d from 1,250 boe/d;
•	Net loss was $3.3 million primarily due to a loss on the settlement of five drilling contracts of $1.9 million and lower production volumes;
•	A settlement of five drilling contracts, which contributed $1.9 million to the loss for the quarter, also brought in cash of $2.2 million and terminated commitment liabilities of $17.665 million over the next 4 years; and
•	Management continues to reduce overhead expenses and is implementing asset rationalization and reinvestment program to enhance future cash flows.
Summarized financial and operational data
(in US$ 000’s except for volumes and per share amounts)

All financial results are in accordance	First Quarter Ended	First Quarter Ended
with US GAAP	March 31, 2007	March 31, 2006	Change
Production Information
Oil production (bbl per day)	257	587	-56%
Gas production (mcf per day)	3,942	3,978	-1%
Average production (boe per day)	914	1,250	-27%
Exit rate (boe per day)	1,150	3,000	-62%
Financial Information
Revenue	$3,325	$4,638	28%
Funds from operations	$292	$1,478	-84%
Funds from operations per share	$0.02	$0.10	-80%
Net loss	$(3,456)	$(22)	-15,542%
Net income (loss) per share	$(0.23)	$0.00
Operating information (on a per boe basis)
Average price received per bbl of oil	$39.79	$44.06	-10%
Average price received per mcf of gas	$6.78	$6.46	+5%
Average price received per boe	$40.42	$41.23	-2%
Operating costs per boe	$4.71	$10.24	-52%
Operating netbacks per boe	$29.05	$23.78	+22%
“BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.”
(more)

JED Oil News Release May 16, 2007	Page 2
In the first quarter, JED completed one well in Ferrier and drilled a gas-targeted test well in a new area, which was dry and abandoned. Also, during the first quarter JED completed the move of its head offices from downtown Calgary, Alberta to its own building in Didsbury, Alberta and completed payment of severance and other costs of its down-sizing efforts. “The results of our reductions in G&A expenses should be reflected in the second quarter’s results,” stated JED’s CEO, Tom Jacobsen.
Of note, in the second quarter of 2007, the Company reached a settlement to terminate five drilling contracts. In July 2005 JED advanced $4,517,000 to the drilling company to be used to construct 5 drilling rigs, which rigs were dedicated to JED’s use. The advance was to be repaid by offsetting the amount of the advance against the day rates for the drilling rigs. JED also entered into standard contracts for each of the 5 rigs to utilize each of them for 750 days over 3 years from the dates they were delivered to JED. Payment of the day rate for the rigs would be owed whether or not the rigs were actually utilized. Through December 31, 2006, 3 of the drilling rigs had been delivered to JED and utilized for fees of $427,037, which were offset as payments against the advance. Of the outstanding balance of the advance of $4,089,962, JED received 50%, being $2,044,981, and the remaining 50% was deemed paid as an offset to a termination fee to the drilling company for the termination of the drilling contracts and JED’s commitment liabilities hereunder.
For the balance of the second quarter and into the beginning of the third quarter, JED will be drilling three gas-targeted wells in the West Ferrier area of Alberta.
The Company’s financial statements have been prepared on a going concern basis, which presumes that JED Oil will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. Due to the Company’s reported net loss it will require additional funds to maintain operations and discharge liabilities as they become due, as further discussed below. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.
As at December 31, 2006, the Company has recorded significant non-cash write-downs, which do not have an immediate cash flow effect, however, they do reflect the ability of the underlying assets to produce cash flow in the future based on current year-end pricing for oil and gas. The write-downs in Q3 2006 was caused by higher than anticipated production declines in natural gas producing wells which resulted in a revision to the estimated of proven reserves for those wells.
Management anticipates that cash flow generated by operations from these assets over the remaining term of the Convertible Notes Payable and the Convertible Preferred Shares Payable will not meet the amount required to repay these obligations as they become due. Therefore, the Company has recently offered many of the Company’s oil and gas assets for sale with a plan to re-invest the proceeds into new drilling activity in order to create additional value and cash flow. Additionally, management has been actively responding to these issues by cutting costs where possible including reducing staff. A rationalization of the assets has yielded sales, which have been used to pay down liabilities incurred to develop the assets. The outcome of these matters is dependant on factors outside of the Company’s control and cannot be predicted at this time.
About JED
Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.
(more)

JED Oil News Release May 16, 2007	Page 3
This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Factors that may affect future results are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com). JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:	or	Investor Relations Counsel
JED Oil Inc.		The Equity Group Inc.
Tom Jacobsen, CEO		Linda Latman (212) 836-9609
(403) 335-2107		Lena Cati (212) 836-9611
Marcia Johnston, General Counsel		www.theequitygroup.com
(403) 335-2105
www.jedoil.com